November 7, 2006

Michael Moran

Accounting Branch Chief

Division of Corporation Finance, Mail Stop 3561

U.S. Securities and Exchange Commission

450 Fifth Street NW

Washington, D.C. 20549

Re:	SUPERVALU INC.

Form 10-K for the fiscal year ended February 25, 2006

Filed May 10, 2006

Form 10-Q for the quarterly period ended June 17, 2006

Filed July 27, 2006

File No. 001-05418

Dear Mr. Moran,

On behalf of SUPERVALU INC. (the “Company”), this letter is in response to your comment letter dated October 24, 2006, with respect to the above referenced matter. The numbered paragraphs in this response letter correspond to the sequentially numbered paragraphs in the Staff’s letter.

FORM 10-K FOR FISCAL YEAR ENDED FEBRUARY 25, 2006

Critical Accounting Policies, page 20

Allowances for Losses on Receivables, Page 21

1.	Please revise your disclosures to provide quantitative information, such as the balance of the allowance and the changes in each period presented. Please discuss significant changes in the balances and associated expenses recorded in each period. We note that there was a significant reduction in bad debts expense in the most recent fiscal period. Please provide a discussion as to the factors that caused this reduction as it had a significant impact on your net income.

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

Response:

On a prospective basis, the Company will revise its disclosure in future filings to provide quantitative information related to the allowance for losses on receivables and to discuss any significant changes in the balances and associated expenses recorded in the periods presented. Bad debt expense was $3 million in fiscal 2006, $10 million in fiscal 2005, and $11 million in fiscal 2004. The expense decrease in fiscal 2006 primarily related to collections on receivables from certain highly leveraged independent retailers on which the Company had recorded an allowance for doubtful accounts in prior years. The Company did not consider the decrease in bad debt expense significant and therefore did not include separate disclosure or discussion.

Reserves for Self Insurance, page 22

2.	Please disclose the balance of the self insurance reserve at each balance sheet date and significant changes during each period. Please discuss significant changes that occur during each period.

Response:

On a prospective basis, the Company will disclose the reserve for self-insurance as of each balance sheet date presented and will provide a discussion of any significant changes during the periods presented. As of February 25, 2006 and February 26, 2005, the Company had accrued approximately $74 million and $75 million, respectively, related to self-insurance liabilities and there were no significant changes in these accruals which would have warranted disclosure.

Goodwill, page 22

3.	Please provide more quantitative information concerning goodwill. Please disclose the balance of goodwill as of each period and significant changes that occur during each period. Discuss the reasons for impairments and adjustments.

Response:

There were no impairments of goodwill in fiscal 2006, 2005 or 2004. The Company has historically included an explanation of the changes to the goodwill balance in the Goodwill and Other Acquired Intangible Assets

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

footnote to the consolidated financial statements in its Form 10-K. In the Form 10-K for the fiscal year ending February 24, 2007, the Company will include the following (or substantially similar disclosures) in the Goodwill Critical Accounting Policy:

“Goodwill was $XX as of February 24, 2007, reflecting an increase of approximately $XX in fiscal 2007 from $1.62 billion as of February 25, 2006. This increase was primarily due to $XX of goodwill recognized as a result of the acquisition of New Albertsons. For further information, see Note X – Business Acquisition to the consolidated financial statements. The decrease in goodwill from $1.63 billion as of February 25, 2005 to $1.62 billion as of February 26, 2006 resulted primarily from purchase accounting adjustments of $30 million between deferred income taxes and goodwill related to former acquisitions and reductions of goodwill of $11 million primarily related to the sale of the Shop ‘n Save Pittsburgh stores, which were partially offset by purchase accounting adjustments to increase goodwill by $20 million for the finalization of the valuation related to the acquisition of Total Logistics in fiscal 2005. For additional information, see Note X – Goodwill and Other Acquired Intangible Assets to the consolidated financial statements.”

Financial Statements

Consolidated Statements of Cash Flows, Page F-11

4.	We note that the change in inventories on the balance sheet does not agree with the amount included in the statement of cash flows. Please reconcile the change in inventories per the balance sheet to the statement of cash flows.

Response:

The change in the inventory balances from February 26, 2005 to February 25, 2006 on the consolidated balance sheets was approximately $78 million and is net of the LIFO reserve. This change in inventory balances is reflected as follows in the consolidated statement of cash flows for the year ended February 25, 2006: approximately $37 million decrease is included in the “Loss on sale of Cub Chicago” line item resulting from the sale of the Cub Chicago stores, approximately $28 million decrease is reflected in the change in inventories line item, and approximately $13 million decrease is reflected in the “LIFO expense” line item.

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

5.	We note the line item “LIFO expense”. Please tell us what is represented by this amount. If this amount represents the incremental cost of sales incurred under the LIFO method as opposed to FIFO or standard retail, tell us why you believe that it is appropriate to present this item as a line item in the statement of cash flows as well as characterize it as an “expense”.

Response:

The amount characterized as “LIFO expense” included as a separate line item in the Company’s consolidated statements of cash flows represents the incremental cost of sales incurred under the LIFO method of accounting. The Company has presented this item separately because it is a charge to operating earnings that the Company believes is useful information to financial statement users. This “LIFO expense” amount is included in cost of sales in our consolidated statements of earnings. In future filings the Company will change the description of this item to be “LIFO charge.”

6.	We note that your overall inventory balance decreased in the most recent fiscal year. Presumably this would have resulted in the utilization of a LIFO layer. Tell us if this had a significant impact on your statement of operations as it would generally result in the liquidation of inventories recorded as historical costs that are lower than current replacement costs.

Response:

In fiscal 2006, the Company’s inventory balance decreased by approximately $78 million. As noted in the Company’s response to comment 4 above, approximately $37 million of this decrease related to the sale of our Cub Chicago stores. The decrease in inventory balances resulted in the utilization of LIFO layers resulting in a decrease to the LIFO charge of $5 million, which the Company did not consider to be significant and therefore did not include separate disclosure.

Summary of Significant Accounting Policies, page F-13

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

Revenue Recognition, page F-14

7.	Please tell us and expand your revenue recognition policy to clarify why it is appropriate to recognize revenue at the time of shipment for food distribution. Please tell us and revise your disclosures to include whether your stated shipping terms are FOB shipping point pursuant to your sales agreements with customers. Please also address when title passes to the customer, customer acceptance provisions and your return policy. If your sales agreements do not specify when title passes, please explain to us why revenue recognition is appropriate upon shipment rather than upon delivery to and acceptance by the customer. Refer to SAB Topic 13.

Response:

The Company’s food distribution shipping terms are primarily FOB destination. Typically, invoicing, shipping, delivery and customer receipt of product occur on the same business day. The Company monitors the product that is not delivered on the same day and would record an adjustment if the dollar value were more than de minimus. Product returns, which have historically been de minimus, are primarily related to damaged product and order discrepancies. On a prospective basis, the Company will revise its disclosure in its revenue recognition policy as follows:

“Revenues from product sales are recognized at the point of sale for retail food and upon delivery for food distribution. Typically, invoicing, shipping, delivery and customer receipt of food distribution product occur on the same business day.”

Goodwill and Other Intangible Assets, page F-16

8.	Please disclose when you conduct your annual impairment test each year.

Response:

The Company conducts its annual impairment test of goodwill and non-amortizing intangible assets as of the end of December each year. In the Company’s future annual reports on Form 10-K and the fiscal 2007 third quarter report on Form 10-Q, the Company will disclose the date of this impairment test in the Company’s Significant Accounting Policies note under the heading “Goodwill and Other intangible Assets” as follows (or substantially similar disclosures):

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

“Goodwill and intangible assets determined to have indefinite useful lives are not amortized, but are tested for impairment at least annually in our fourth fiscal quarter.”

Restructure and Other Charges, page F-20

9.	We note charges for the 2001 restructuring plan continue to be recorded despite previous indications that activity related to the plan was completed several years ago. We have referred to your prior responses provided to us in a letter dated October 1, 2002, regarding this plan and we also note that the remaining reserves as of June 17, 2006, relate to lease subsidies and employee-related costs. Please explain the nature of the employee benefit and lease related costs so that it is apparent why there is activity, including charges, in the reserve several years after completion of the restructuring. Please expand your tabular presentation to also present the original estimate associated with the plan and actual cumulative costs to date. Refer to SAB Topic 5:P. Please show us what your revised disclosure will look like in future filings.

Response:

In fiscal 2001, the Company commenced a restructuring program designed to reduce costs and enhance efficiencies. This program included facility consolidation and disposal of non-core assets and assets not meeting return objectives or providing long-term strategic opportunities. The originally estimated reserve and the subsequent activity through the first quarter of fiscal 2007 were as follows:

($ Millions)		Fiscal 2001 –2004 activity			Fiscal 2005 activity
	Original Estimate	Usage	Adjust- ments	Fiscal 2004 Reserve Balance	Usage	Adjust- ments	Fiscal 2005 Reserve Balance
Reserve for 2001 Restructuring	$182	$(196)	$41	$27	$(7)	$22	$42

		Fiscal 2006 activity			Fiscal 2007 activity
	Fiscal 2005 Reserve Balance	Usage	Adjust- ments	Fiscal 2006 Reserve Balance	Usage	Adjust- ments	Balance June 17, 2006
Reserve for 2001 Restructuring	$42	$(19)	$1	$25	$(6)	$2	$21

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

The Company recognized pre-tax restructuring charges of $3 million, $4 million and $26 million for the 16 weeks ended June 17, 2006 and fiscal years 2006 and 2005, respectively. These charges primarily related to the 2001 restructuring plan and primarily reflect changes in estimates related to the finalization of a multi-employer pension plan withdrawal liability, changes in lease liability and sublease income estimates related to previously exited facilities and asset impairment charges as a result of changes in estimated fair values. Fiscal 2007 charges consisted of $2 million of lease and employee benefit-related charges due to changes in estimates of liabilities and $1 million of property holding costs. Fiscal 2006 charges consisted of $1 million of lease and employee benefit-related charges due to changes in estimates of liabilities, $1 million of fixed asset impairment charges as a result of changes in estimated fair values and $2 million of property holding costs. Fiscal 2005 charges consisted of $22 million for the finalization of the multi-employer pension plan withdrawal liability, $1 million of asset impairment charges and property holding costs of $4 million.

At June 17, 2006, the remaining 2001 restructuring reserve of $21 million included $12 million representing the estimated fair value of future lease payments less estimated sublease income related to properties exited and $9 million related to a multi-employer pension plan withdrawal liability. Future lease payments related to facilities primarily under operating leases that were exited as part of the 2001 restructuring plan will continue through fiscal 2027 and scheduled payments for the multi-employer pension plan withdrawal liability will be paid in full by the end of fiscal 2007.

Since the amounts remaining in the 2001 restructuring reserve are related to items with fixed payment terms, in future filings, the Company will combine the 2001 restructuring reserve with the Company’s reserve for closed properties for disclosure purposes. Prospectively, the Company will therefore disclose the amount and activity in the combined closed store reserve and the 2001 restructuring reserve as follows (or substantially similar disclosures):

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

“The Company maintains reserves for estimated losses on retail stores, distribution warehouses and other properties that are no longer being utilized in current operations. The reserves for closed properties include management’s estimates for lease subsidies, lease terminations and future payments on exited real estate. Additions include approximately $29 million of reserves for closed properties acquired from Albertsons, which were recorded in purchase accounting.

At June 17, 2006, the remaining 2001 restructuring reserve of $21 million included $12 million representing the estimated fair value of future lease payments less estimated sublease income related to properties exited and $9 million related to a multi-employer pension plan withdrawal liability. Future lease payments related to facilities primarily under operating leases that were exited as part of the 2001 restructuring plan will continue through fiscal 2027 and we expect the multi-employer pension plan withdrawal liability will be paid in full by the end of fiscal 2007.

Details of these reserves were as follows:”

	Balance February 25, 2006	Additions	Usage	Balance June 17, 2006
Reserves for closed properties and 2001 restructuring	$63	$25	$(13)	$75

Financial Instruments, page F-23

Interest Rate Swap Agreement, page F-23

10.	Please disclose the fixed interest rate and the variable interest rate for which it was exchanged. Also, please disclose the basis for the variable interest rate.

Response:

On a prospective basis, the Company will supplement its disclosure in its annual reports on Form 10-K and its fiscal 2007 third quarter report on Form 10-Q to add the following (or substantially similar disclosures):

Michael Moran

U.S. Securities and Exchange Commission

November 7, 2006

“In fiscal 2003, the Company entered into swap agreements in the aggregate notional amount of $225 million relating to the Company’s 7.875% fixed interest rate promissory notes due fiscal 2010. The Company receives a fixed interest rate of 7.875% on the notional amount of the swaps and pays interest based on the three-month U.S. dollar LIBOR swap rate (x.xx% and 4.68% as of December 2, 2006 and February 25, 2006, respectively) plus 2.55% to 2.60%.”

On a quarterly basis, the Company performs an assessment of effectiveness and a measurement of ineffectiveness.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be happy to discuss with you any additional questions the Staff may have regarding the Company’s financial disclosures. If you have questions, please call me directly at 952-828-4028 or John Breedlove in our legal department at 952-828-4154.

Sincerely,

/s/ Pamela K. Knous
Pamela K. Knous
Executive Vice President and Chief Financial Officer